Exhibit 99.9
RISK FACTORS
THAT MAY AFFECT ROCKFORD’S
OPERATING RESULTS, BUSINESS PROSPECTS
AND
STOCK PRICE

     Before you buy or sell our stock, you should be aware that there are risks, including those described below and others we have not anticipated or discussed. You should consider carefully these and other risk factors, together with all of the other information included in our filings with the SEC and our periodic press releases, before you decide to buy or sell shares of our common stock.

     As you consider these risk factors, we also call your attention to our statements about Forward Looking Statements and Risk Factors before Part I of our Annual Report on Form 10-K filed with the SEC.

     We are filing these risk factors and cautionary statements under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 in order to identify some of the factors that could cause our actual results to differ materially from those described in our forward-looking statements.

Our products may not satisfy shifting consumer demand or compete successfully with competitors’ products.

     Our business is based on the demand for mobile audio products (primarily) and for professional and home theater audio products (secondarily). Our business is also based on our ability to introduce distinctive new products that anticipate changing consumer demands and capitalize upon emerging technologies. If we fail to introduce new products, misinterpret consumer preferences or fail to respond to changes in the marketplace, consumer demand for our products could decrease and our brands’ image could suffer. In addition, our competitors may introduce superior designs or business strategies, undermining our distinctive image and our products’ desirability. If any of these events occur, they could cause our sales to decline.

We may lose market share and erode our brand image as we change distribution channels for our mobile audio products.

     We must successfully capitalize on new distribution strategies. We have historically distributed our products primarily through specialty dealers who sold only mobile audio products and through audio/video retailers. We believe other product distribution channels, including consumer electronics retailers, such as Best Buy, and mass merchandisers, such as Wal*Mart, have captured significant market share in recent years. We are seeking to increase distribution of our products through these growing distribution channels, particularly by expanding sales of our lower priced Lightning Audio Brand.

     We also sell a limited number of our products as standard or optional OEM systems on Nissan vehicle models and are working to expand our OEM sales. Other mobile audio manufacturers have undertaken sales of “factory” mobile audio products and have lost some sales in the mobile audio aftermarket because specialty dealers reduced their sales of the brand when new car dealers offered it. We intend to take measures to avoid a reduction in our aftermarket sales, but cannot be sure that our strategy will succeed.

     These changes in distribution channels and strategies create significant risks that:

•	We may alienate our specialty dealer base. Some specialty dealers or audio/video retailers may react to our new strategies by reducing their purchases or even replacing our products with competing product lines. Reduced specialty dealer or audio/video retailer loyalty could reduce our market share because specialty dealers and audio/video retailers continue to hold a large share of the market and contribute substantially to our brand image among our core consumers; and

•	Our brand image may erode. Selling in less-specialized distribution channels or through car dealers may erode our brand image, which could decrease our product prices and profit margins.

     Our inability to manage our new distribution channels in a way that mitigates these risks may reduce our sales and profitability.

Any decrease in demand for our amplifiers or speakers could significantly decrease our sales.

     A significant portion of our future revenue depends upon sales of our amplifier and speaker products. These two product lines collectively accounted for approximately 79% of our sales in 2003, 69% of our sales in 2002 and 74% in 2001. If sales of either of these two product lines decline our results of operations could be adversely affected.

The loss of Best Buy as a customer or significant reductions in its purchases of our products would reduce our sales.

     Best Buy is a significant customer, accounting for 25.9% of our sales in 2003, 21.1% in 2002 and 16.3% in 2001. We anticipate that Best Buy will continue to account for a significant portion of our sales for the foreseeable future, but Best Buy is not obligated to any long-term purchases of our products. It has considerable discretion to reduce, change or terminate its purchases of our products. We cannot be certain that we will retain Best Buy as a customer or maintain a relationship as favorable as currently exists.

We may lose market share if we are unable to compete successfully against our current and future competitors.

     Competition could result in reduced margins on our products and loss of market share. Our markets are very competitive, highly fragmented, rapidly changing and characterized by price competition and, in the mobile audio and home theater markets, rapid product obsolescence. Our principal mobile audio competitors include Alpine, Boston Acoustics, Fujitsu Eclipse, Infinity, Jensen, JL Audio, Kenwood, Kicker, Monster Cable, MTX, Phoenix Gold, Pioneer, Sony and Stinger. We also compete indirectly with automobile manufacturers, who continue to improve the quality of original equipment sound systems and connect those systems to other electronic features in their vehicles, reducing demand for our aftermarket mobile audio products, They may also change the designs of their cars to make installation of our products more difficult or expensive.

     Our recently acquired SimpleDevices business is competing in a brand new market that has attracted the attention of many potential competitors. A number of companies have introduced software and hardware products that seek to play audio or video downloaded from the Internet through consumers’ home audio systems. Because this is a newly emerging market, it is difficult to identify key competitors for SimpleDevices’ products; however, it is clear that there will be a number of competing solutions that will vie for widespread consumer acceptance. Although we believe SimpleDevices’ products offer a number of significant advantages compared to the alternatives announced to date, it is too early to say whether manufacturers and consumers will prefer SimpleDevices’ technology over the alternatives.

     Some of our competitors have greater financial, technical and other resources than we do and many seek to lower prices on competing products. To remain competitive, we believe we must regularly introduce new products, add performance features to existing products and limit increases in prices or even reduce them. Our inability to do so in a timely manner could reduce our sales and profitability.

If we do not continue to develop, introduce and achieve market acceptance of new and enhanced products, our sales may decrease.

     In order to increase sales in current markets and gain footholds in new markets, we must maintain and improve existing products, while successfully developing and introducing new products. Our new and enhanced products must respond to technological developments and changing consumer preferences.

     We may experience difficulties that delay or prevent the development, introduction or market acceptance of new or enhanced products. Furthermore, despite extensive testing, we may be unable to detect and correct defects in our products before we ship them to our customers. This may result in loss of sales or delays in market acceptance.

     Even after we introduce them, our new or enhanced products may not satisfy consumer preferences and product failures may cause consumers to reject our products. As a result, these products may not achieve market acceptance. In addition, our competitors’ new products and product enhancements may cause consumers to defer or forego purchases of our products.

Seasonality of mobile audio sales causes our quarterly sales to fluctuate and may affect the trading price of our stock.

     Our sales are generally greater during the first and second quarters of each calendar year and lower during the third and fourth quarters, with our lowest sales typically occurring during the fourth quarter. As a result, after the announcement of our results of operations for the first and fourth quarters, our stock price may be lower than at other times of the year. We experience this seasonality because consumers tend to buy mobile audio products during the spring and summer when students are on semester breaks and generally more favorable weather facilitates installation of our products.

     Although our recently acquired NHT business has a different seasonal sales pattern, with higher sales in the 4th quarter, it is a much smaller business than our core business and its impact on our overall seasonality is likely to be relatively small.

Our quarterly financial results may fluctuate significantly, making financial forecasting difficult and making our stock price volatile.

     Our quarterly results of operations are difficult to predict and may fluctuate significantly from quarter to quarter. In some quarters, our operating results may fall below the expectations of public market analysts and investors. Our quarterly operating results are difficult to forecast for many reasons, some of which are outside of our control, including:

•	The level of product, price and dealer competition;

•	Size and timing of product orders and shipments, particularly by significant customers such as Best Buy and Wal*Mart;

•	Our ability to develop new products and product enhancements that respond to changes in technology and consumer preferences while controlling costs;

•	Weather conditions, which affect our consumers’ ability to install our products;

•	Capacity and supply constraints or difficulties; and

•	Timing of our marketing programs and those of our competitors.

     As a result, you should not rely on historical results as an indication of our future performance. In addition, some of our expenses are fixed and cannot be reduced in the short term. Accordingly, if sales do not meet our expectations, our results of operations are likely to be negatively and disproportionately affected. In this event, our stock price may fall dramatically.

A decline in discretionary spending likely would reduce our sales.

     Because mobile audio sales are highly discretionary, a recession in the general economy or a general decline in consumer spending is likely to have a material adverse effect on our sales.

Aftermarket mobile audio sales declined significantly during 2002 and 2003 in part because of the adverse economy and difficult employment environment faced by our core consumers. Consumer spending is volatile and is affected by certain economic conditions, such as:

•	General business conditions;

•	Employment levels, especially among our core consumers (who tend to be less experienced workers and are particularly subject to layoff if employment levels decline);

•	Consumer confidence in future economic conditions; and

•	Interest and tax rates.

The mobile audio market in the U.S. has suffered from a decline in overall sales since the summer of 2000, which has made it difficult for us and for our competitors to maintain sales. Although we believe that the market has begun to stabilize, the market for mobile audio products is unpredictable and we are not able to predict precisely when this difficult period will end.

If we fail to execute our growth strategy successfully, our financial condition could be seriously harmed.

     Our growth has placed, and our anticipated future growth will continue to place, a significant strain on our resources and capacity. To manage our growth, we must:

•	Retain and hire skilled, competent employees;

•	Continue to improve coordination among our technical, product development, manufacturing, sales and financial departments; and

•	Maintain our financial, operational and managerial systems and controls.

We rely upon debt financing for a substantial part of our working capital; defaults on our debt or the unavailability of additional financing could make it impossible to carry out our business as currently structured

     As at December 31, 2003, we had $22.7 million in outstanding debt under our senior credit facility and were in violation of the covenants for this facility. We replaced this facility as of March 29, 2004, but we are dependent on a senior credit facility and other financing given the working capital requirements of our business. If our financial performance fails to improve, or if other developments make financing unavailable to us on an economic basis, we might not be able to continue our operations as they are currently structured. A restructuring would likely have a significant negative impact on our operations, financial performance, and stock price.

We cannot be certain that we will achieve our objectives through internal growth, acquisitions or other means.

     Acquisitions carry significant risks, since negotiations of potential acquisitions and their subsequent integration could divert management’s time and resources from our core business. Potential acquisitions could require us to issue dilutive equity securities, incur debt or contingent liabilities, amortize other intangible expenses or incur other acquisition-related costs. Further, we may be unable to integrate successfully any acquisition and we may not obtain the intended benefits of that acquisition.

     In 2002, we acquired two smaller audio businesses, SimpleDevices and NHT. We paid approximately $3.5 million in cash for 51% of the fully diluted shares of SimpleDevices. We have invested additional funds since the acquisition of NHT to provide working capital. We may not successfully integrate and operate these businesses and they may take management’s attention away from our core business as we attempt to integrate them. If we are not successful in integrating these businesses, our failure could reduce our income and impair our management of our core business.

If we fail to manage our inventory effectively, we could incur additional costs or lose sales.

     Our dealers have many brands to choose from when they decide to order products. If we cannot deliver products quickly and reliably, they will order from a competitor. We must stock enough inventory to fill orders promptly, which increases our financing requirements and the risk of inventory obsolescence. Because competition has forced us to shorten our product life cycles and more rapidly introduce new and enhanced products, while simultaneously sourcing more product overseas and carrying larger inventories, there is a significant risk that our inventory could become obsolete.

Our international operations could be harmed by factors including political instability, currency exchange rates and changes in regulations that govern international transactions.

     The risks inherent in international trade may reduce our international sales and harm our business and the businesses of our distributors and suppliers. These risks include:

•	Changes in tariff regulations;

•	Political instability, war, terrorism and other political risks;

•	Foreign currency exchange rate fluctuations;

•	Establishing and maintaining relationships with local distributors and dealers;

•	Lengthy shipping times and accounts receivable payment cycles;

•	Import and export licensing requirements;

•	Compliance with a variety of foreign laws and regulations, including unexpected changes in taxation and regulatory requirements;

•	Greater difficulty in safeguarding intellectual property than in the U.S.; and

•	Difficulty in staffing and managing geographically dispersed operations.

     These and other risks may increase the relative price of our products compared to those manufactured in other countries, reducing the demand for our products.

Loss of an international distributor may disrupt our sales.

     International customers accounted for 17.9% of our sales in 2003. For sales in most countries we rely on distributors, each of whom is responsible for one or more countries, to purchase and resell our products in their territories. When we have disputes with a distributor, or change our relationship with a distributor, we may disrupt the market for our products in that country and lose sales. If we change a relationship with a distributor, we may repurchase that distributor’s inventory, which would reduce our sales.

We may incur additional costs to operate a one-step distribution system in larger international markets.

     We have implemented a strategy of moving to a one-step distribution system in selected larger international markets by converting selected distributors into independent sales representatives. This change allows us to sell directly to retailers in the converted countries, removing one or more steps from the distribution chain and allowing us to reduce prices to consumers.

     When we extend this one-step strategy into a new country, we incur higher operating expenses than under our current distribution system because we take direct responsibility for costs such as sales commissions, warranty costs, bad debt and customer service expenses. We also have higher working capital requirements and risks than under our independent distributor system because we, rather than our distributors, have to carry inventory and accounts receivable. If we fail to manage the change well, the increased costs can be greater than our savings and we can lose money because of the change.

Currency fluctuations may reduce the profitability of our foreign sales.

     We currently make sales to Canadian, European and Japanese dealers and distributors in their respective currencies. Before 1999, except for sales in Japan, all our international sales were denominated solely in U.S. dollars and, accordingly, we were not directly exposed to fluctuations in foreign currency exchange rates.

     An increasing portion of our international sales likely will be denominated in currencies other than U.S. dollars, increasing our exposure to gains and losses on foreign currency transactions. MB Quart, is based in Germany and has a substantial portion of its sales in Europe, further increasing our exposure to foreign currency risks.

     Through December 31, 2003, we had never traded in derivatives or other financial instruments to reduce currency risks; however, we attempted to create “natural” hedges when possible by matching our assets and liabilities in a given currency. In some instances this subjected our earnings to fluctuations because the “natural” hedges were not able protect us from substantial currency fluctuations, particularly at the end of a reporting period. During the first quarter of 2003 and in light of our increased exposure to foreign currency fluctuations, our board of directors approved and we began to implement a new foreign currency hedging policy. The goal of the program is to provide stability to the U.S. Dollar values of non-function currency cash flows. Although it is impossible to eliminate all currency risk, implementation of this program should mitigate the risk of significant changes in our earnings due to short-term foreign exchange fluctuations.

If our supply of components is interrupted, we may be unable to deliver our products to our customers.

     Our manufacturing processes are dependent on “just-in-time” suppliers who are globally sourced. The just-in-time process does not provide a backlog of components and materials to satisfy short lead-time orders, to compensate for potential halts in supply or to replace components that do not conform to our quality standards. We also do not have any long-term price commitments from our suppliers and any cost increases may reduce our margins or require us to raise our prices to protect our margins. We cannot be certain that we could locate, within reasonable time frames, alternative sources of components and materials at similar prices and quality levels of our current suppliers. This failure could result in increased costs, delays to our manufacturing process, an inability to fill purchase orders on a timely basis and a decrease in product availability at the retail level. This could cause us to lose sales and damage our customer relationships.

     Starting in 1999, Hyundai Electronics, a large Korean company, began supplying us with all the source units we resell under the Rockford Fosgate brand name. If Hyundai refuses or is unable to supply source units that meet our quality standards and specified quantities, we would require a substantial amount of time to identify and begin receiving source units with acceptable features and quality from another supplier. During the interim, we would not have any supply of source units and our sales of source units would be significantly reduced.

     We relied on Avnet, Inc. for approximately 8.2% of our inventory purchases during 2003. If Avnet refuses or is unable to continue to supply us, we would require substantial time to identify an alternative supplier and could face a shortage of electronic components and parts.

We may be unable to retain and attract key employees, which could impair our business.

     We operate in highly competitive employment markets and cannot guarantee our continued success in retaining and attracting the employees we need to develop, manufacture and market our products and manage our operations. Our business strategy and operations depend, to a large extent, on our senior management team, particularly Gary Suttle, our President and Chief Executive Officer. We have key-person life insurance on Mr. Suttle and five other executive officers. We do not have employment contracts with any of our key employees. If Mr. Suttle or other key members of our management team are unable or unwilling to continue in their present positions, our ability to develop, introduce and sell our products could be negatively impacted.

If we are unable to enforce or defend our ownership and use of our intellectual property, our business may decline.

     Our future success will depend, in substantial part, on our intellectual property. We seek to protect our intellectual property rights, but our actions may not adequately protect the rights covered by our patents, patent applications, trademarks and other proprietary rights, and prosecution of our claims could be time consuming and costly. In addition, the intellectual property laws of some foreign countries do not protect our proprietary rights, as do the laws of the U.S. Despite our efforts to protect our proprietary information, third parties may obtain, disclose or use our proprietary information without our authorization, which could adversely affect our business.

     From time to time, third parties have alleged that we infringe their proprietary rights. These claims or similar future claims could subject us to significant liability for damages, result in the invalidation of our proprietary rights, limit our ability to use infringing intellectual property or force us to license third-party technology rather than dispute the merits of any infringement claim. Even if we prevail, any associated litigation could be time consuming and expensive and could result in the diversion of our time and resources.

Our executive officers and directors retain control of us, which may limit the liquidity and market price of our common stock.

     Mr. Suttle, our officers and directors, and various shareholders affiliated with or related to two of our directors, Nicholas G. Bartol and Timothy C. Bartol, collectively held 43.1% of our outstanding shares at March 1, 2003. These shareholders, if they act together, are able as a practical matter to control the outcome of matters submitted for shareholder action, including the election of a majority of our board of directors and the approval of significant corporate transactions. Consequently, these shareholders effectively control our management and affairs, which may limit the liquidity of our shares, discourage acquisition bids for Rockford and limit the price some investors might be willing to pay for our shares.

Many of our unregistered shares are available for resale without significant restrictions. Their sale or potential sale may reduce our stock price.

     We operated as a privately held company for a relatively long period and have issued a large number of shares of our common stock to individuals who are not affiliated with us. We have a large number of shares of common stock outstanding and available for resale. The market price of our common stock could decline as a result of sales of a large number of shares in the market or the perception that those sales could occur.

Our anti-takeover provisions could affect the value of our stock.

     Our articles of incorporation and bylaws and Arizona law contain provisions that could discourage potential acquirers. For example, our board of directors may issue additional shares of common stock to an investor that supports the incumbent directors in order to make a takeover more difficult. This could deprive our shareholders of opportunities to sell our stock at above-market prices typical in many acquisitions.